THE ALGER FUNDS II
360 Park Avenue South
New York, New York  10010

December 21, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Anu Dubay

Re:                             The Alger Funds II (File Nos.: 33-98102, 811-1743)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds II (the “Trust”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 56 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 55 (“PEA 55”) under the Securities Act to the Registration Statement filed with the SEC on October 23, 2015 pursuant to Rule 485(a)(1) under the Securities Act in order to change a series of the Trust, Alger Analyst Fund, into Alger Mid Cap Focus Fund (the “Fund”).  The Amendment includes a retail prospectus for the Class A and C Shares of the Fund (the “Retail Prospectus”), an institutional prospectus for the Class I Shares of the Fund (the “Institutional Prospectus”), a statement of additional information (“SAI”) for the Fund, and part C, as did PEA 55.  These documents have all been incorporated into a combined Retail Prospectus and a combined Institutional Prospectus that include shares of funds in the Alger Family of Funds.

Comments were provided by telephone to me and Joshua Lindauer by Anu Dubay of the Staff on November 7, 2015.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Retail Prospectus, Institutional Prospectus, and SAI are to those filed as part of PEA 55.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

FILING

1.                                      Staff Comment:  The Staff requested that we update the series and class IDs on EDGAR before the Amendment goes effective to reflect the new fund name.

Response:  We confirm that we will update the series and class IDs on EDGAR before the Amendment goes effective to reflect the new fund name.

RETAIL PROSPECTUS

Cover Page

2.                                      Staff Comment:  The Staff requested that the Prospectus include only one date.  Rule 423 under the Securities Act of 1933 (the “1933 Act”) makes clear that there should be only one date on the prospectus.  The Staff also referenced general Instruction C.3.(e) to Form N-1A regarding dates, and noted that this guidance applied to the SAI as well as the prospectus.

Response:  We explained that the reason we include a second date (e.g., March 1, 2015, As Revised December 30, 2015) is because we use combined multi-fund prospectuses, and we do not want to have to reprint each of the other summary prospectuses when we make a change only to one.   The Staff responded that this did not comply with Rule 423 under the 1933 Act.  We asked whether we could address this issue when we file our annual updates in February, 2016 rather than reprinting 50 summary prospectuses at this point.  The Staff said that was acceptable.

Fund Fees and Expenses (page 1)

3.                                      Staff Comment:  The second footnote to the Fund Fees and Expenses table currently says:

“Fred Alger Management, Inc. has contractually agreed to reimburse Fund expenses (excluding interest, taxes, brokerage and extraordinary expenses) through December 30, 2016 to the extent necessary to limit the total annual fund operating expenses of the Fund’s Class A Shares to 1.50%, and Class C Shares to 1.95%, of the class’ average daily net assets. This expense reimbursement cannot be terminated.  Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the stated limitation.”

The Staff requested that the following language be added at the end of that footnote:

“…at the time of the reimbursement.”

Response:  The requested change has been made.

Example (pages 1-2)

4.                                      Staff Comment:  Instruction 4(f) to Item 3 only allows the second part of the example if a sales charge is charged upon redemption.  Please remove the second example for Class A Shares, as the numbers are the same as above.

Response:  The requested change has been made.

5.                                      Staff Comment:  The Staff requested that we confirm that the impact of the waiver is only reflected in the one-year expense numbers.

Response:  As we noted during the call, Fred Alger Management, Inc., the Fund’s investment adviser, confirms that the impact of the waiver is only reflected in the one-year expense numbers.

Principal Investment Strategy (page 2)

6.                                      Staff Comment:  The Staff requested that we consider using a different word in the sentence below, because the Fund does not have a concentration policy:

“The Fund intends to invest a substantial portion of its assets in a small number of issuers, and may concentrate its holdings in fewer sectors or industries.”

Response:  The language has been revised to state:

“The Fund intends to invest a substantial portion of its assets in a small number of issuers, and may focus its holdings in fewer sectors or industries.”

Principal Risks (page 3)

7.                                      Staff Comment:  The Staff asked us to consider whether investment in foreign securities was a principal strategy of the Fund, and if so, to add it to the Principal Investment Strategy section on the prior page.  Additionally, the Staff asked us to consider whether investment in the securities of issuers located in emerging markets was a principal strategy of the Fund, and if so, to add it to the Principal investment Strategy section on the prior page.

Response:  Investment in foreign securities is a principal strategy of the Fund, however investment in securities of issuers located in emerging markets is not a principal strategy of the Fund.  We will add disclosure to the principal strategies section disclosing that the Fund may invest in foreign securities, and we will remove the disclosure regarding investment in securities of issuers located in emerging markets from the principal risk section of the Prospectus.

Average Annual Total Return (page 5)

8.                                      Staff Comment:  The Staff asked that we label the return provided for Class C Shares.

Response:  The returns provided for the Class C Shares, Return before Taxes, is properly labelled in the Amendment.

9.                                      Staff Comment:  The Staff asked that the final sentence in the section, noted below, be deleted as it should only be included if the return after taxes is higher than the return before taxes pursuant to Item 4(b)(2)(iv)(D):

“A “Return After Taxes on Distributions and Sale of Fund Shares” may sometimes be higher than the other two return figures; this happens where there is a capital loss on redemptions, giving rise to a tax benefit to the shareholder.”

Response:  The sentence has been deleted.

Shareholder Information — Temporary Defensive and Interim Investments (page 12)

10.                               Staff Comment:  The Staff asked that the third sentence in the section, noted below, be revised so that the 15% limit on these investments noted in the SAI is disclosed:

“The Fund may also hold these types of securities pending the investment of proceeds from the sale of Fund shares or portfolio securities or to meet anticipated redemptions of Fund shares.”

Response:  The sentence has been revised as follows:

“The Fund may also hold these types of securities in an amount up to 15% of net assets, pending the investment of proceeds from the sale of Fund shares or portfolio securities or to meet anticipated redemptions of Fund shares.”

Shareholder Information — Net Asset Value (page A-1)

11.                               Staff Comment:  The Staff asked that we consider whether it is necessary to note that if the Fund holds securities that are primarily listed on foreign exchanges, the value of the Fund’s shares may change on days when shareholders cannot transact, in accordance with Instruction 2 to Item 11(a)(3) of Form N-1A.

Response:  because investment in foreign securities is a principal strategy of the Fund, we have added the requested disclosure.

Shareholder Information — Classes of Fund Shares (page A-3)

12.                               Staff Comment:  The Staff asked that we note that the Fund’s Class I Shares are sold pursuant to a different prospectus.

Response:  The requested change has been made.

Shareholder Information — Disclosure of Portfolio Holdings (pages A-13 - 14)

13.                               Staff Comment:  The Staff is concerned because they do not like selective disclosure of portfolio information.  The prospectus states that certain information will be provided to shareholders who call to request it, including:

•                  security specific impact on overall portfolio performance;

•                  month-end top ten contributors to and detractors from performance; and

•                  breakdown of High Unit Volume Growth holdings vs. Positive Lifecycle Change holdings.

The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff requested that we review the proposing release, Investment Company Release 26287, dated December 11, 2003 (the “Release”), and explain why this is not selective disclosure.

Response:  The Release makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.   Following the late trading and market-timing scandals, the SEC proposed these new rules to prevent further abuses relating to late trading, market-timing, and the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.”

The policy stated in the Fund’s prospectus was drafted with the Release’s guidance in mind. By disclosing in the prospectus what information we provide, and offering to provide it to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of  non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels.

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it (regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

INSTITUTIONAL PROSPECTUS

14.                               Staff Comment:  The Staff noted that all comments made to the Retail Prospectus applied to the Institutional Prospectus as well, and requested that conforming changes be made.

Response:  The requested changes have been made.

SAI

Investment Strategies and Policies (page 3)

15.                               Staff Comment:   The Staff requested that the disclosure distinguish between the principal strategies and non-principal strategies of the Fund, pursuant to the provisions of Item 16(b) of Form N-1A.

Response:  The prospectuses distinguish between the Fund’s principal and non-principal strategies.  The SAI is a combined document applying to all five series of the Trust.  While any specific percentage limitations note which fund they apply to, it is not realistic to further revise the SAI to distinguish which strategies are principal and non-principal strategies for each of the five funds.

Investment Strategies and Policies — Venture Capital and Private Equity Investments (page 15)

16.                               Staff Comment:   The Staff requested that if there is an upper limit on the Fund’s investments in 3(c)1 and 3(c)7 investments, we indicate the upper limit in our response.

Response:  The SAI notes the 15% limit applicable to illiquid securities.  The Fund’s investments in venture capital and private equity investments, including 3(c)1 and 3(c)7 investments, are subject to this 15% limitation.

Management — Trustees and Officers of the Trust (page 27)

17.                               Staff Comment:   The last sentence states:

“While the Nominating Committee expects to be able to identify a sufficient number of qualified candidates on its own, it will consider nominations from shareholders that are submitted in writing and otherwise pursuant to the provisions of the Nominating Committee Charter.”

The Staff requested that we briefly describe the procedures for submitting nominations, in accordance with Item 17(b) (2)(iv).

Response:  We will include the following disclosure in the SAI:

“While the Nominating Committee expects to be able to identify a sufficient number of qualified candidates on its own, it will consider nominations from shareholders that are submitted in writing to the Secretary of the Fund, c/o Fred Alger Management, Inc., 360 Park Avenue South, New York, New York 10010.  Any submission should includethe following information as to each individual proposed for election or re-election as Trustee: the name, age, business address, residence address and principal occupation or employment of such individual, the class, series and number of shares of stock of the Fund that are beneficially owned by such individual, the date such shares were acquired and the investment intent of such acquisition, whether such shareholder believes such individual is, or is not, an “interested person” of the Fund, and information regarding such individual that is sufficient, in the discretion of the Nominating Committee, to make such determination, and all other information relating to such individual that is required to be disclosed in a solicitation of proxies for election of Trustees of a registered investment company in an election contest pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such individual’s written consent to being named in a proxy statement as a nominee and to serving as a Trustee (if elected)).  Any such submission must also be submitted by such date and contain such information as may be specified in the Fund’s By-laws.”

Management — Trustees and Officers of the Trust - Officers (page 30)

18.                               Staff Comment:   The Staff requested that we include 5 years under the “Principal Occupations” heading with respect to each officer in accordance with Item 17(a)(1) of Form N-1A.

Response:  The requested changes have been made.

Management - Trustees and Officers of the Trust (page 31)

19.                               Staff Comment:   The Staff requested that we include the “Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies” in accordance with Item 17(b)(4) of Form N-1A.

Response:  The requested changes have been made.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Hal Liebes, Esq.
Joshua Lindauer, Esq.